                                             As Filed Pursuant to Rule 424(b)(5)
                                             Registration No. 333-39530



       THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED OCTOBER 4, 2000

PROSPECTUS SUPPLEMENT
-----------------------------------
(To Prospectus dated September 29, 2000)

                           $

[AVNET LOGO]                      AVNET, INC.
                                  % NOTES DUE 200
                             ----------------------
     Avnet will pay interest on the notes on             and             of each
year, beginning             , 2001. The notes will mature on             , 200 .
Avnet may not redeem the notes before maturity.

     The notes will be unsecured and will rank equally with Avnet's other unsecured senior indebtedness. We will issue the notes only in registered form in denominations of $1,000.

                             ----------------------

                                                         PER NOTE      TOTAL
                                                         --------      -----
Public offering price(1)...............................     %            $
Underwriting discount..................................     %            $
Proceeds, before expenses, to Avnet....................     %            $

        (1) Plus accrued interest from             , 2000 if settlement occurs
            after that date.

                             ----------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The notes will be ready for delivery in book-entry form only through The
Depository Trust Company on or about             , 2000.

                             ----------------------

                              MERRILL LYNCH & CO.

BANC OF AMERICA SECURITIES LLC                             CHASE SECURITIES INC.

ABN AMRO INCORPORATED
                     BANC ONE CAPITAL MARKETS, INC.
                                        FIRST UNION SECURITIES, INC.
                                                      FLEET SECURITIES, INC.
                             ----------------------
              The date of this prospectus supplement is   , 2000.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
Forward-Looking Statements..................................   S-2
Use of Proceeds.............................................   S-3
Capitalization..............................................   S-4
Selected Financial Data.....................................   S-5
Business....................................................   S-6
Description of the Notes....................................  S-10
Underwriting................................................  S-13
Legal Matters...............................................  S-14

                            PROSPECTUS
About this Prospectus.......................................     3
The Company.................................................     4
Ratios of Earnings to Fixed Charges.........................     4
Use of Proceeds.............................................     5
Description of Debt Securities..............................     5
Description of Common Stock.................................    14
Description of Warrants.....................................    17
Description of Stock Purchase Contracts and Stock Purchase
  Units.....................................................    19
Description of Units........................................    19
Plan of Distribution........................................    20
Legal Matters...............................................    21
Experts.....................................................    21
Where You Can Find More Information.........................    22

                            ------------------------

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate only as of the date on the front cover of this prospectus supplement. Our business, financial condition, results of operations and prospects may have changed since that date.

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the attached prospectus contain or incorporate by reference forward-looking statements with respect to Avnet's financial condition, results of operations and business. You can find many of these statements by looking for words like "believes," "expects," "anticipates," "estimates" or similar expressions.

     These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by the forward-looking statements include the following:

     - Competitive pressures among distributors of electronic components and computer products may increase significantly through industry consolidation, entry of new competitors or otherwise.

     - General economic or business conditions, domestic and foreign, may be less favorable than expected, resulting in lower sales than we expected.

     - Costs or difficulties related to the integration into Avnet of newly-acquired businesses, or businesses we expect to acquire, may be greater than we expected.

     - Avnet may lose customers or suppliers as a result of the integration into Avnet of newly-acquired businesses.

     - Legislative or regulatory changes may adversely affect the businesses in which Avnet is engaged.

     - Adverse changes may occur in the securities markets.

     - Changes in interest rates and currency fluctuations may reduce Avnet's profit margins.

     - Avnet may be adversely affected by the allocation of products by suppliers.

     Because forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by them. We caution you not to place undue reliance on these statements, which speak only as of the date of this prospectus supplement.

     We do not undertake any obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

     We estimate that the net proceeds to Avnet from the sale of the notes will
be about $          after deducting the underwriting discounts and the estimated expenses of this offering. We intend to use all of these net proceeds to fund Avnet's purchase of the European operations of the VEBA Electronics Group. See "Business -- Recent Developments." If the acquisition of the European operations of the VEBA Electronics Group is not completed, we intend to use all of the net proceeds from this offering to repay commercial paper and other short-term indebtedness. Pending such use, we may invest the net proceeds temporarily in short-term securities. At September 29, 2000, the weighted average interest rate on Avnet's outstanding commercial paper was approximately 6.86%. Avnet may issue additional commercial paper for general corporate purposes, such as capital expenditures, acquisitions, repurchases of Avnet's common stock, and working capital.

     Depending on market conditions, the financial needs of Avnet and other factors, we may, from time to time, undertake additional financings. We cannot at this time predict the precise amount and timing of such financings, if any, but we do anticipate issuing equity or equity-linked securities within six months following the completion of our acquisition of the European operations of the VEBA Electronics Group.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization and short-term debt of Avnet at June 30, 2000, and as adjusted to reflect (1) the sale of the notes in this offering and the application of the net proceeds and additional short-term borrowings to fund the purchase of the European operations of the VEBA Electronics Group (see "Business -- Recent Developments"), and (2) the equity which Avnet issued and the debt it assumed in connection with its acquisition of Savoir Technology Group, Inc. on July 3, 2000. You should read this table together with Avnet's audited and unaudited financial statements that are incorporated by reference in this prospectus supplement. See "Where You Can Find More Information" in the attached prospectus.

                                                                   JUNE 30, 2000
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                   (IN MILLIONS)
Short-term debt(1)..........................................  $  499.3     $
                                                              --------     --------
Long-term debt, less amounts due within one year:
  Commercial paper..........................................      80.8         80.8
  6.45% Notes due August 15, 2003...........................     200.0        200.0
  6 7/8% Notes due March 15, 2004...........................     100.0        100.0
  7 7/8% Notes due February 15, 2005(2).....................     360.0        360.0
     % Notes due           , 200 offered hereby.............        --
  Bank credit facilities....................................     689.7        689.7
  Other.....................................................       8.1         12.0
                                                              --------     --------
Total long-term debt........................................   1,438.6
                                                              --------     --------
Total debt..................................................   1,937.9
                                                              --------     --------
Shareholders' equity:
  Common stock, $1.00 par value.............................      90.8         92.1
  Additional paid-in capital................................     309.6        356.8
  Retained earnings.........................................   1,616.7      1,616.7
  Cumulative translation adjustments........................     (54.6)       (54.6)
  Valuation adjustments.....................................       2.3          2.3
  Treasury stock, at cost...................................     (62.8)        (0.5)
                                                              --------     --------
Total shareholders' equity..................................   1,902.0      2,012.8
                                                              --------     --------
Total capitalization........................................  $3,839.9     $
                                                              ========     ========

---------------
(1) Short-term debt includes commercial paper which is backed by a credit facility which expires within twelve months following June 30, 2000.

(2) Does not reflect original issue discount of $1.5 million which represents the difference between the face amount of the notes and the price paid by the public.

                            SELECTED FINANCIAL DATA

     We have derived the selected financial data below from the consolidated financial statements of Avnet. We refer you to those financial statements and accompanying notes that appear in the documents incorporated by reference in this prospectus supplement. Earnings per share data and shares used to compute earnings per share in the table and footnotes below have been restated to reflect a two-for-one split of Avnet's common stock distributed on September 28, 2000, to shareholders of record on September 18, 2000.

                                                                  FISCAL YEAR ENDED
                                                 ----------------------------------------------------
                                                 JUNE 28,   JUNE 27,   JUNE 26,   JULY 2,    JUNE 30,
                                                   1996       1997     1998(1)    1999(2)    2000(3)
                                                 --------   --------   --------   --------   --------
                                                       (IN MILLIONS EXCEPT EARNINGS PER SHARE)
INCOME STATEMENT DATA:
Sales..........................................  $5,207.8   $5,390.6   $5,916.3   $6,350.0   $9,172.2
Cost of sales..................................   4,238.7    4,428.8    4,935.9    5,401.4    7,883.7
                                                 --------   --------   --------   --------   --------
Gross profit...................................     969.1      961.8      980.4      948.6    1,288.5
Operating expenses.............................     620.1      634.1      709.2      775.4      954.5
                                                 --------   --------   --------   --------   --------
Operating income...............................     349.0      327.7      271.2      173.2      334.0
Interest expense...............................     (25.9)     (26.1)     (40.0)     (52.1)     (84.3)
Other income, net..............................       2.0       11.8        2.3        1.9        4.8
Gain on dispositions of businesses.............        --         --       33.8      252.3         --
                                                 --------   --------   --------   --------   --------
Income before income taxes.....................     325.1      313.4      267.3      375.3      254.5
Income taxes...................................     136.8      130.6      115.9      200.8      109.4
                                                 --------   --------   --------   --------   --------
Net income.....................................  $  188.3   $  182.8   $  151.4   $  174.5   $  145.1
                                                 ========   ========   ========   ========   ========
Earnings per share(4):
  Basic........................................  $   2.17   $   2.15   $   1.92   $   2.45   $   1.77
                                                 ========   ========   ========   ========   ========
  Diluted......................................  $   2.15   $   2.12   $   1.90   $   2.43   $   1.75
                                                 ========   ========   ========   ========   ========
Shares used to compute earnings per share:(4)
  Basic........................................      86.7       85.2       78.8       71.2       82.2
                                                 ========   ========   ========   ========   ========
  Diluted......................................      87.4       86.1       79.6       71.8       83.1
                                                 ========   ========   ========   ========   ========
BALANCE SHEET DATA AT END OF PERIOD:
Working capital................................  $1,293.9   $1,319.0   $1,461.3   $1,517.5   $1,969.5
Total assets...................................   2,521.7    2,594.1    2,733.7    2,984.7    5,244.4
Long-term debt.................................     497.2      514.4      810.7      791.2    1,438.6
Shareholders' equity...........................   1,505.2    1,502.2    1,315.9    1,397.6    1,902.0

---------------
(1) Includes the net negative impact of $14.9 million on income before income taxes and $12.5 million on net income ($0.16 per share on a diluted basis) for (a) the gain on the sale of Channel Master of $33.8 million pre-tax and $17.2 million after-tax, (b) costs relating to the divesture of Avnet Industrial, the closure of Avnet's corporate headquarters in Great Neck, New York, and the anticipated loss on the sale of Avnet-owned real estate, amounting to $13.3 million pre-tax and $8.5 million after-tax, and (c) incremental special charges associated with the reorganization of EM, amounting to $35.4 million pre-tax and $21.2 million after-tax.

(2) Includes the net gain on exiting the printed catalog business recorded in the fourth quarter of fiscal 1999 offset by special charges recorded in the first quarter associated with the reorganization of EM. The net positive effect on fiscal 1999 income before income taxes, net income and diluted earnings per share was $183.0 million, $64.0 million, and $0.89, respectively.

(3) Includes special charges associated with: (a) the integration of Marshall Industries, Eurotronics B.V. (SEI) and the SEI Macro Group into EM, (b) the integration of JBA Computer Solutions into Computer Marketing North America,
    (c) the reorganization of EM Asia, (d) the reorganization of EM's European operations including costs related to the consolidation of EM's European warehousing operations, and (e) costs incurred in connection with certain litigation brought by Avnet. The effect of the special charges for fiscal 2000 amounted to $49.0 million on income before income taxes, $30.4 million on net income and $0.37 per share on a diluted basis.

(4) Earnings per share have been restated to conform with the provisions of SFAS No. 128, "Earnings Per Share."

                                    BUSINESS

     Avnet, Inc., a New York corporation, together with its subsidiaries, is one of the world's largest industrial distributors of electronic components and computer products, with sales in fiscal 2000 of $9.17 billion. Avnet is a vital link in the chain that connects suppliers of semiconductors, interconnect products and passive and electromechanical devices to original equipment manufacturers ("OEMs") and contract manufacturers that design and build the electronic equipment for end-market use, and to other industrial customers. In addition, Avnet distributes a variety of computer products and services to both the end user and the reseller channels. Through its electronic components distribution activities, Avnet acts as an extension of a supplier's sales force by marketing products to a larger base of customers than individual suppliers could do economically. While many suppliers can only serve a few hundred of the larger OEMs and contract manufacturers, Avnet is authorized to sell products of more than 100 of the world's leading component manufacturers to a global customer base of approximately 100,000 OEMs and contract manufacturers. We ship electronic components as we receive them from Avnet's suppliers or with assembly or other value added. As part of our distribution activities, we add various processes that customize products to meet individual OEM customer specifications, and we provide material management and logistic services.

     In order to better focus on our core business and to capitalize on growing world markets for electronic components and computer products, we have pursued and continue to pursue strategic acquisitions with a focus on international expansion. Since June 1991, Avnet has completed 35 acquisitions, including the acquisition of Savoir Technology Group, Inc. completed in July 2000 after the end of Avnet's fiscal year 2000. During Avnet's last three fiscal years, it completed 16 acquisitions: six in Europe; five in the Asia/ Pacific region; three in North America; one in the Middle East and one in South America.

     The acquisitions completed in fiscal 2000 included the acquisition in October 1999 of Marshall Industries and its wholly-owned subsidiary Sterling Electronics, then the largest acquisition in the history of electronics distribution. Marshall Industries was one of the world's largest distributors of electronic components and computer products. Marshall Industries had sales of $1.72 billion in its last full fiscal year ended May 31, 1999. This acquisition made Avnet's Electronics Marketing group the largest electronic components distribution business in the Americas, with fiscal 2000 sales of $6.64 billion. The acquisition of Marshall Industries strengthened Avnet's line card and provides Avnet with a significant opportunity to enhance its operational efficiency with significant cost savings.

     Currently, Avnet has approximately 11,500 employees globally and maintains locations throughout the United States, Canada, Mexico, Europe, Asia, Australia, New Zealand, South Africa and South America. In fiscal 2000, Avnet derived approximately 27% of its sales from operations outside of North America as compared with 23% in fiscal 1999. At the same time, Avnet disposed of those operations which we concluded were outside of Avnet's core business, including the disposition in July 1999 of Allied Electronics, a distributor by way of a printed catalog of active and passive electronic components, test equipment and electronic equipment, and the disposition in 1998 of Avnet's Channel Master business, the sole remaining operation in Avnet's former Video Communications Group.

     On January 3, 2000, Avnet completed its acquisition of the SEI Macro Group, an electronic components distributor headquartered in the United Kingdom, and Eurotronics B.V. (which did business under the name SEI), a pan-European electronic components distributor headquartered in the Netherlands. The combined annual sales of Eurotronics B.V. and the SEI Macro Group were approximately $750 million in the fiscal year prior to acquisition.

RECENT DEVELOPMENTS

     On August 7, 2000, after the end of fiscal 2000, Avnet entered into an agreement to purchase part of the VEBA Electronics Group from Germany-based E.On AG (formerly VEBA AG) for a cash purchase price of approximately $740 million, including the assumption of debt. Under the terms of the agreement, Avnet will acquire (a) the Munich, Germany-headquartered EBV Group, comprised of EBV Elektronik and WBC, both pan-European semiconductor distributors, and Atlas Services Europe, logistics provider for the EBV Group; and (b) the Nettetal, Germany-based RKE Systems, a computer products and services distributor. The combined companies being acquired from E.On AG reported calendar 1999 sales of approximately $1.8 billion using average exchange rates for calendar 1999. We currently expect to complete this acquisition during the fiscal quarter ended December 29, 2000, subject to receipt of necessary governmental approvals. See "Use of Proceeds."

ORGANIZATIONAL STRUCTURE

     Effective as of the beginning of fiscal 1999 (June 27, 1998), we changed our organizational structure to strengthen our focus on our core businesses and to better meet the needs of both our customers and our suppliers. Avnet currently consists of three major operating groups: Electronics Marketing ("EM"), Computer Marketing ("CM") and Avnet Applied Computing ("AAC").

ELECTRONICS MARKETING ("EM")

     Electronics Marketing is Avnet's largest operating group, with fiscal 2000 sales of $6.64 billion, representing approximately 72.4% of Avnet's consolidated sales. EM is comprised of three regional operations: EM Americas, which had sales of $4.69 billion in fiscal 2000, or approximately 51.1% of Avnet's consolidated sales; EM EMEA (Europe, Middle East and Africa), which had sales of $1.55 billion in fiscal 2000, or approximately 16.9% of Avnet's consolidated sales; and EM Asia, which had sales of $0.40 billion in fiscal 2000, or approximately 4.4% of Avnet's consolidated sales.

     As part of Avnet's overall reorganization effective at the beginning of fiscal 1999, we reorganized EM Americas to provide more value to our customers and suppliers through increased product specialization, and to provide focused services to our customers through a single account manager. Immediately before the reorganization, EM Americas consisted primarily of four business units -- Hamilton Hallmark, Time Electronics, Penstock and Allied Electronics (as stated above, Allied Electronics was sold in July 1999).

     In the EM Americas reorganization, the sales forces of Hamilton Hallmark, Time Electronics and Penstock were combined. Through a single account manager, customers now have complete access to the products and services of Avnet's core distribution business, including those of the former Hamilton Hallmark, Time Electronics and Penstock divisions, as well as complete access to the following global brands (services):

     - Core Value Services -- Focuses on the transactional needs of the traditional electronic components distribution market, offering one of the industry's broadest line cards and convenient one-stop shopping with an emphasis on on-time delivery, responsiveness and quality.

     - Avnet Design Services -- Provides an array of engineering and technical services for customers, including turnkey logic designs, reference designs and product designs, and demand creation services for suppliers.

     - Avnet Integrated Material Services -- Provides customer-specific materials management, including leading-edge, information technology-based services, and pin-point logistics. Integrated Material

       Services develops and implements innovative materials management solutions for EM's major customers and their contract manufacturers.

     These Avnet global brands offer focused services and unique financial models in the other two EM geographic regions (EM EMEA and EM Asia) as well as in EM Americas.

     In addition, the EM Americas reorganization has created product business groups which specialize in the various product categories that we sell as opposed to being organized along individual supplier lines. There are currently three product business groups which are responsible for purchasing, inventory management, supplier relationships and product marketing: (1) Semiconductor; (2) Interconnect, Passive and Electromechanical; and (3) Radio Frequency and Microwave. EM has reorganized its EM EMEA and EM Asia/Pacific operations along similar lines to more effectively position itself as a true global distributor.

     EM EMEA, the second largest distributor of electronic components in Europe as measured by sales, distributes semiconductors, interconnect, passive and electromechanical devices, and technical communication products in 40 western and eastern European countries, South Africa and Israel. It also provides the full range of value-added services associated with the products it sells through Avnet Integrated Material Services and Avnet Design Services.

     EM EMEA has completed its reorganization and has opened its new central European warehouse in Tongeren, Belgium. The facility will be the primary source for inventory shipments throughout Europe. Also, small proximity warehouses will continue to operate in certain locations to satisfy customer requirements. The new operating structure for EM EMEA is made possible by the functionality provided by Avnet's multi-lingual, multi-currency client/server based SAP computer system which operates on a wide area network throughout Europe.

     EM Asia is a value-added distributor of electronic components and services in 10 Asian countries and Australia and New Zealand. All the EM Asia operations have complete access to the products and services provided by the Avnet global brands. In July 1999, following the successful implementation of their SAP computer system, the companies comprising EM Asia began operating as an integrated business unit headed by Avnet Asia Pte Ltd., with its regional headquarters and centralized warehouse in Singapore. In December 1999, Avnet acquired the business of Korea-based Cosco Electronics/Jung Kwang, electronics component distribution companies.

COMPUTER MARKETING ("CM")

     Computer Marketing is an international distributor of computer products to value-added resellers and end users focusing primarily on middle- to high-end, value-added computer products and services. CM's fiscal 2000 sales were $1.86 billion, representing approximately 20.3% of Avnet's consolidated sales. CM consists of three major business units -- Hall-Mark Global Solutions (re-branded Avnet Computer Marketing, Hall-Mark Division on July 3, 2000), Avnet Computer (re-branded Avnet Computer Marketing, Enterprise Solutions Division), and Avnet Computer Marketing, Convergent Technologies Division.

     Hall-Mark Global Solutions concentrates on sales of computer systems, peripherals and components to the reseller channel. We believe that Hall-Mark Global Solutions is the industry's leading technical distributor of open systems that support a limited line card of the foremost computer and peripherals manufacturers, which include Compaq, Hewlett-Packard, IBM and Intel. Hall-Mark Global Solutions provides those manufacturers' products to value-added resellers, along with complementary value-added solutions and in-house engineering support, complex systems integration and configuration services.

     Avnet Computer sells industry leading high-end systems, mid-range servers, workstations, PCs, software, storage, networking, peripherals and services to end-user customers. Avnet Computer is a technology solutions integrator, providing hardware, software and services for corporate-wide infrastructure needs. Avnet Computer leverages its array of financial, acquisition and technical services to bring value to businesses intent on managing their total cost of technology infrastructure -- from the data center, through the network, to the desktop.

     Convergent Technologies is a distributor of point-of-sale systems including bar-code scanning, automatic identification systems and wireless computing technologies integrated with local area networks. It markets to North America value added resellers.

     During 1998, CM expanded its operations into Europe by starting an operation in Germany and then expanding its European operations into Austria, Switzerland, Poland, The Czech Republic, Belgium and Hungary. It further expanded its international operations by completing a number of acquisitions -- Bytech Systems Ltd. in the United Kingdom in May 1998, Integrand Solutions in Australia in July 1999, and PCD Italia S.r.1. and Matica S.p.A. in Italy in November 1999. CM strengthened its focus on the IBM product line with the January 1999 acquisition of the JBA Computer Solutions Division of JBA International and the July 2000 acquisition of Savoir Technology Group, Inc. Savoir was one of the leading distributors of IBM mid-range server products in the Americas with calendar 1999 sales of $767 million.

AVNET APPLIED COMPUTING ("AAC")

     In October 1999, Avnet Applied Computing began operations in the Americas as a separate group. AAC was created from portions of Electronics Marketing (OEM Systems Product Business Group and Personal Computer Components) and Computer Marketing (Hall-Mark Computer Components). AAC focuses on the unique requirements of the OEM market for computing technology. AAC's fiscal 2000 sales were $670.5 million, representing approximately 7.3% of Avnet's consolidated sales. AAC consists of three major business segments -- Applied Computing Components, which serves the needs of manufacturers of general purpose computers, Applied Computing Solutions, which provides design, integration, marketing and financial services to developers of application specific computer solutions, and Applied Computer Enabling Technologies, which serves systems integrators. Applied Computing Components focuses on personal computer OEMs and system integrators by providing leading-edge technology such as microprocessors. Applied Computing Solutions focuses on embedded systems OEMs that require technical services such as product prototyping, configurations and other value-added services.

LOCATIONS AND MAJOR PRODUCTS

     One of Avnet's critical strengths is the breadth and quality of the suppliers whose products it distributes. Listed below are the major product categories and the approximate sales in fiscal 2000, the percentage of Avnet's consolidated sales and the major suppliers in each category:

     - Semiconductors: Sales of semiconductors in fiscal 2000 were approximately $5.83 billion, or 64% of consolidated sales. Avnet's major suppliers of semiconductors are Advanced Micro Devices, Agilent Technologies, Analog Devices, Hitachi, Integrated Device Technology, Intel, Intersil, LSI Logic, Micron Semiconductors, Motorola, National Semiconductor, ON Semiconductor, Philips, Texas Instruments and Xilinx.

     - Computer Products: Sales of computer products in fiscal 2000 from all of Avnet's business units were approximately $2.10 billion, or 23% of consolidated sales. Our major suppliers of computer products are Cabletron, Compaq Computer Corporation, Computer Associates, Hewlett-Packard, IBM, Intel, Oracle and Wyse Technology.

     - Connectors: Sales of connector products in fiscal 2000 were approximately $0.63 billion, or 7% of consolidated sales. Our major suppliers of connectors are AMP, Amphenol, AVX, ITT Cannon, Molex, T&B and 3M.

     - Passives, Electromechanical and Other: Sales of passives, electromechanical and other products in fiscal 2000 were approximately $0.61 billion, or 6% of consolidated sales. Our major suppliers of these products are Aromat, Artesyn Technologies, AVX, Bourns, ITT/C&K, Kemet, Murata, Pulse and Vishay.

     Most of Avnet's product lines are covered by nonexclusive distributor agreements with suppliers, cancelable upon 30 to 180 days notice. Most of these agreements provide for the periodic return to the supplier of obsolete inventory and the return of all standard inventory upon termination of the contract.

     The combined sales for EM, CM and AAC by major product class for the last three years were as follows:

                                                              FISCAL YEAR ENDED
                                                       --------------------------------
                                                       JUNE 30,    JULY 2,     JUNE 26,
                                                         2000        1999        1998
                                                       --------    --------    --------
                                                                (IN MILLIONS)
Semiconductors.......................................  $5,827.8    $3,573.1    $3,223.0
Computer products....................................   2,102.9     1,731.0     1,589.1
Connectors...........................................     632.3       437.9       506.2
Other (primarily passives and electromechanical
  devices)...........................................     609.2       608.0       559.6
                                                       --------    --------    --------
                                                       $9,172.2    $6,350.0    $5,877.9
                                                       ========    ========    ========

     As of June 30, 2000, Avnet had about 184 locations in the United States, Canada, Mexico, Europe, the Middle East, South Africa, South America, and the Asia/Pacific region, many of which contain sales, warehousing and administrative functions for multiple business units. Avnet also has a small number of stores in customers' facilities. Avnet sells to customers in 60 countries.

                            DESCRIPTION OF THE NOTES

     Avnet will issue the notes in this offering under an indenture dated as of
               , 2000, between Avnet and Bank One Trust Company, NA, as trustee (the "Indenture"). The following description of the notes, together with the description of the general terms of Avnet's Debt Securities in the attached prospectus, is a summary of all the material provisions of the notes and the Indenture but does not include all the provisions of the Indenture. We urge you to read the Indenture because it fully defines the rights of holders of the notes. You may obtain a copy of the Indenture without charge. See "Where You Can Find More Information" in the attached prospectus.

GENERAL

     The notes initially will be limited to $          aggregate principal
amount, will be issued only in fully registered form in denominations of $1,000
and integral multiples of $1,000, will bear interest from           , 2000, at
the annual rate set forth on the cover page of this prospectus supplement, and
will mature on           , 200 . Avnet will pay interest twice a year on
          and           of each year, beginning           , 2001, to the persons
in whose names the notes (or any predecessor notes) are registered in the security register at the close of business on the applicable regular record
date, which is the      or      next preceding such interest payment date. Avnet
will have the ability to reopen the series of notes and issue additional notes of the series. Avnet will not be able to redeem the notes before their stated maturity date, and the notes do not provide for any sinking fund.

     The notes will be unsecured obligations and will rank equally with Avnet's other present and future unsecured senior indebtedness, which amounted to $1.22 billion at June 30, 2000. The notes will not be guaranteed by any of Avnet's subsidiaries and so will be effectively subordinated to all of the debt of these subsidiaries, which amounted to $718.1 million at June 30, 2000. Substantially all of the debt of Avnet's subsidiaries has been incurred by foreign subsidiaries, primarily to fund their working capital.

     The notes will be subject to defeasance and discharge and to defeasance of certain obligations as described in the attached prospectus under the caption "Description of Debt Securities -- Defeasance and Discharge."

DEPOSITARY

     The notes will be issued in the form of one or more fully registered global certificates (the "Global Notes"). Avnet will deposit each Global Note with, or on behalf of, The Depository Trust Company (the "Depositary") as the securities depositary, registered in the name of the Depositary or its nominee, Cede & Co. Unless and until a Global Note is exchanged in whole or in part for Notes in definitive form, such Global Note may not be transferred except as a whole by the Depositary to a nominee of the Depositary, or by such a nominee to the Depositary or another nominee of the Depositary, or by the Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

     The Depositary has advised Avnet as follows: The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The Depositary holds securities that its participants ("Participants") deposit with it and also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in accounts of the Participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's Participants include securities brokers and dealers (including the underwriters in this offering of notes), banks, trust companies, clearing corporations and other similar organizations. The Depositary is owned by a number of its Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary's book-entry system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the SEC.

     Purchases of the notes under the Depositary's system must be made by or through Participants, which will receive a credit for the notes on the records of the Depositary. The ownership interest of each actual purchaser of a note (a "Beneficial Owner") is in turn to be recorded on the Participants' or Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of a purchase, but Beneficial Owners should receive written confirmations providing details of a purchase, as well as periodic statements of their holdings, from the Participant or Indirect Participant through which the Beneficial Owner made the purchase. Ownership of beneficial interests in Global Notes will be shown on, and the transfers of such ownership interests will be effected only through, records maintained by the Depositary (with respect to interests of Participants) and on the records of Participants (with respect to interests of persons held through Participants). The laws of some states of the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in Global Notes.

     So long as the Depositary or its nominee is the registered owner of a Global Note, it will be considered the sole owner or holder of the notes represented by such Global Note for all purposes under the Indenture. Except as provided below, a Beneficial Owner of a note will not be entitled to have it registered in his, her or its name, will not receive or be entitled to receive a certificate evidencing the note, and will not be considered the owner or holder of the note under the Indenture. Thus, each Beneficial Owner of an interest in a Global Note must rely on the procedures of the Depositary and, if such Beneficial Owner is not a Participant, on the procedures of the Participant through which such Beneficial Owner owns its interest, to exercise any rights of a holder under the Indenture. Avnet understands that under existing industry practices, if Avnet requests the Noteholders to take any action, or Beneficial Owners of interests in a Global Note desire to take any action which Noteholders are entitled to take under the Indenture, the Depositary would authorize the Participants holding the relevant interests to take such action, and such Participants would authorize Beneficial Owners owning through such Participants to take such action or would otherwise act upon the instruction of Beneficial Owners. Conveyance of notices and other communications by the Depositary to Participants, by Participants to Indirect Participants, and by Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Principal and interest payments on notes registered in the name of the Depositary or its nominee will be made to the Depositary or its nominee as the registered holder of the Global Notes. None of Avnet, the trustee under the Indenture or any agent of Avnet or of the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. We expect that when the Depositary or its nominee receives any payment of principal or interest in respect of a Global Note, it will credit the Participants' accounts with payments in amounts proportionate to their respective interests in the principal amount of the Global Notes as shown on the records of the Depositary. We also expect that payments by Participants to Beneficial Owners will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participants.

     If (1) the Depositary is at any time unwilling or unable to continue as Depositary and Avnet does not appoint a successor Depositary within 60 days, or
(2) Avnet executes and delivers to the trustee under the Indenture an order to the effect that the Global Notes shall be exchangeable, or (3) an Event of Default under the Indenture has occurred and is continuing, the Global Note or Notes will be exchangeable for notes in definitive form of like tenor and of an equal aggregate principal amount, in denominations of $1,000 and integral multiples of $1,000. Such definitive notes shall be registered in such name or names as the Depositary shall instruct the trustee. We expect that such instructions may be based upon directions received by the Depositary from Participants with respect to ownership of beneficial interests in Global Notes.

     According to the Depositary, the foregoing information with respect to the Depositary has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

                                  UNDERWRITING

GENERAL

     We intend to offer our notes through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative of the underwriters named below. Subject to the terms and conditions in a pricing agreement between Avnet and the underwriters, Avnet has agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from Avnet, the principal amount of the notes set forth opposite their names below.

                                                                 PRINCIPAL
                                                                   AMOUNT
                        UNDERWRITER                              ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................    $
Banc of America Securities LLC..............................
Chase Securities Inc. ......................................
ABN AMRO Incorporated.......................................
Banc One Capital Markets, Inc. .............................
First Union Securities, Inc. ...............................
Fleet Securities, Inc. .....................................
                                                                ------------
             Total..........................................    $
                                                                ============

     The underwriters have agreed to purchase all of the notes sold pursuant to the pricing agreement if any of these notes are purchased. If an underwriter defaults, the pricing agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the pricing agreement may be terminated.

     Avnet has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

     The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes and other conditions contained in the pricing agreement, such as receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

     The underwriters have advised us that they propose initially to offer the notes to the public at the public offering price on the cover page of this prospectus supplement, and to dealers at that price less a concession not in
excess of   % of the principal amount of the notes. The underwriters may allow,
and these dealers may reallow, a discount not in excess of   % of the principal
amount of the notes to other dealers. After this offering, the public offering price, concession and discount may be changed.

     The expenses of the offering, not including the underwriting discount, are
estimated at $       and are payable by Avnet.

NEW ISSUE OF NOTES

     The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after the completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

PRICE STABILIZATION AND SHORT POSITIONS

     In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, that is, if they sell more notes than is set forth on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither Avnet nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

OTHER RELATIONSHIPS

     Merrill Lynch, Pierce, Fenner & Smith Incorporated acted as Avnet's financial advisor in connection with Avnet's October 1999 acquisition of Marshall Industries and its July 2000 acquisition of Savoir Technology Group, Inc., and as an underwriter in the public offering in 1994 of Avnet's 6 7/8% Notes due March 15, 2004. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Chase Securities Inc. and NationsBanc Montgomery Securities LLC (a predecessor to Banc of America Securities LLC) acted as underwriters in the public offering in 1998 of Avnet's 6.45% Notes due August 15, 2003. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, Chase Securities Inc. and Banc One Capital Markets, Inc. acted as underwriters in the public offering in February 2000 of Avnet's 7 7/8% Notes due February 15, 2005. In addition, Merrill Lynch Capital Corporation, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC and its affiliate, Bank of America, N.A., The Chase Manhattan Bank, an affiliate of Chase Securities Inc., Bank One, N.A., an affiliate of Banc One Capital Markets, Inc., and Fleet National Bank, an affiliate of Fleet Securities, Inc., have been or continue to be agents, arrangers, book managers or lenders under various credit facilities with Avnet. These banks and financial institutions, together with ABN AMRO Incorporated, First Union Securities, Inc. and their respective affiliates, may serve in the same or similar capacities in the future under credit facilities with Avnet and the underwriters and their affiliates may engage in other general financing and banking transactions, including investment banking transactions, with Avnet. Bank One Trust Company, NA, which is an affiliate of both Bank One, N.A. and Banc One Capital Markets, Inc., is the trustee under the indenture under which the notes will be issued.

                                 LEGAL MATTERS

     The validity of the notes will be passed upon for Avnet by David R. Birk, its Senior Vice President and General Counsel. Mr. Birk beneficially owns 120,185 shares of Avnet's common stock, which includes 114,250 shares issuable upon exercise of employee stock options. Certain legal matters with respect to the notes will be passed upon for the underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), One New York Plaza, New York, New York 10004.

PROSPECTUS
[AVNET LOGO]

                                  AVNET, INC.

                                 $1,500,000,000

                         DEBT SECURITIES, COMMON STOCK,
                STOCK PURCHASE CONTRACTS, STOCK PURCHASE UNITS,
                    DEBT WARRANTS, EQUITY WARRANTS AND UNITS

                           -------------------------

     Avnet, Inc. may offer from time to time, in one or more series or issuances and at prices and on terms that it will determine at the time of offering, up to $1,500,000,000 in gross proceeds to Avnet of

     - unsecured debt securities,

     - shares of common stock,

     - contracts to purchase common stock,

     - contracts to purchase common stock sold as units with other securities of Avnet or other issuers,

     - warrants to purchase debt securities,

     - warrants to purchase common stock, or

     - units consisting of two or more of the above securities.

     Avnet's common stock is listed on the New York Stock Exchange and the Pacific Exchange under the symbol "AVT."

     We will provide specific terms of these securities in supplements to this prospectus at the time when we offer them. You should read this prospectus and the applicable supplement carefully before you invest in any of these securities.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                           -------------------------

               The date of this prospectus is September 29, 2000.

     We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or a prospectus supplement. This prospectus and any accompanying prospectus supplement do not contain an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, or an offer to sell or the solicitation of an offer to buy securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus and any accompanying prospectus supplement is accurate as of the dates on their covers. When we deliver this prospectus or a supplement or make a sale pursuant to this prospectus, we are not implying that the information is current as of the date of the delivery or sale.

                           -------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              NO.
                                                              ----
ABOUT THIS PROSPECTUS.......................................    3
THE COMPANY.................................................    4
RATIOS OF EARNINGS TO FIXED CHARGES.........................    4
USE OF PROCEEDS.............................................    5
DESCRIPTION OF DEBT SECURITIES..............................    5
  Ranking of Debt Securities................................    7
  Conversion Rights.........................................    8
  Exchange, Registration, Transfer and Payment..............    8
  Global Debt Securities....................................    8
  Covenants.................................................    9
  Events of Default.........................................   12
  Modification of the Indenture.............................   13
  Defeasance and Discharge..................................   13
  Concerning the Trustee....................................   14
DESCRIPTION OF COMMON STOCK.................................   14
  Board of Directors........................................   15
  Power to Call Special Shareholders Meetings...............   15
  Actions by Written Consent of Shareholders................   15
  Dividends and Repurchases of Shares.......................   16
  Approval of Certain Business Combinations and
     Reorganizations........................................   16
  Business Combination Following a Change in Control........   16
  Dissenters' Appraisal Rights..............................   16
DESCRIPTION OF WARRANTS.....................................   17
  Debt Warrants.............................................   17
  Equity Warrants...........................................   18
  Exercise of Warrants......................................   19

                                                              PAGE
                                                              NO.
                                                              ----
DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE
  UNITS.....................................................   19
DESCRIPTION OF UNITS........................................   19
PLAN OF DISTRIBUTION........................................   20
LEGAL MATTERS...............................................   21
EXPERTS.....................................................   21
WHERE YOU CAN FIND MORE INFORMATION.........................   22

                           -------------------------

     Whenever we refer to "Avnet" or to "us," or use the terms "we" or "our" in this prospectus, we are referring to Avnet, Inc. a New York corporation, and its consolidated subsidiaries. However, for purposes of the sections entitled "Description of Debt Securities," "Description of Common Stock," "Description of Warrants," "Description of Stock Purchase Contracts and Stock Purchase Units," and "Description of Units," whenever we refer to "Avnet" or to "us," or use the terms "we" or "our," we are referring only to Avnet, Inc.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings resulting in gross proceeds to us of up to $1,500,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. To the extent that any statement that we make in a prospectus supplement is inconsistent with statements made in this prospectus, you should assume that the statements made in the prospectus supplement modify or supersede those made in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

                                  THE COMPANY

     Avnet is one of the world's largest distributors of electronic components and computer products sold principally to industrial customers, with operations in the United States, Canada, Mexico, Europe, Asia, Australia, New Zealand, South Africa and South America. Avnet's principal suppliers are Intel, Motorola, National Semiconductor, Texas Instruments, Advanced Micro Devices, Compaq Computer Corporation, AMP, ITT Cannon, Amphenol/Bendix, Hewlett-Packard, Hitachi, IBM and Toshiba. Its primary customers are original equipment manufacturers. Avnet ships electronic components either as Avnet receives them from its suppliers, or with assembly or other value added by Avnet. Avnet also provides integrated materials management services with respect to the electronic components it sells.

     Avnet's principal executive offices are located at 2211 South 47th Street, Phoenix, Arizona 85034, telephone (480) 643-2000.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratios of Avnet's earnings to fixed charges, on a consolidated basis, for the periods indicated:

                 FISCAL YEAR ENDED
----------------------------------------------------
JUNE 28,   JUNE 27,   JUNE 26,   JULY 2,    JUNE 30,
  1996       1997     1998(1)    1999(2)    2000(3)
--------   --------   --------   --------   --------
 10.7        10.3        6.5       7.1        3.6

-------------------------
(1) Income before income taxes for the fiscal year ended June 26, 1998, includes
    (a) the gain on the sale of Channel Master amounting to $33.8 million, (b) costs relating to the divestiture of Avnet Industrial, the closure of Avnet's corporate headquarters in Great Neck, New York, and the anticipated loss on the sale of Avnet-owned real estate, amounting to $13.3 million in the aggregate, and (c) incremental special charges associated principally with the reorganization of Avnet's Electronic Marketing group amounting to $35.4 million. Had such one-time items (amounting to $14.9 million pre-tax, net) not been included, the ratio of earnings to fixed charges for the year ended June 26, 1998 would have been 6.8 on a pro forma basis.

(2) Income before income taxes for the fiscal year ended July 2, 1999, includes
    (a) incremental special charges associated primarily with the reorganization of the European portion of Avnet's Electronics Marketing group, amounting to $26.5 million, and (b) the net gain from the sale of Allied Electronics amounting to $252.3 million, offset in part by charges of $42.8 million recorded in connection with the intended disposition of the Avnet Setron catalog operation in Germany. Had such one-time items (amounting to $183.0 million pre-tax, net) not been included, the ratio of earnings to fixed charges for the year ended July 2, 1999 would have been 4.1 on a pro forma basis.

(3) Income before income taxes for the fiscal year ended June 30, 2000, includes incremental special charges associated with (a) the reorganization of Avnet's Electronics Marketing European operations amounting to $9.2 million, consisting primarily of costs related to the centralization of warehousing operations, (b) the integration of acquired businesses into Avnet amounting to $31.7 million, (c) the reorganization of Avnet's Electronics Marketing Asian operations amounting to $5.4 million, and (d) costs incurred in connection with Avnet's lawsuit against Wyle Laboratories, Inc. and certain individuals amounting to $2.7 million. Had such one-time items (amounting to $49.0 million pre-tax) not been included, the ratio of earnings to fixed charges for the year ended June 30, 2000 would have been 4.1 on a pro forma basis.

                                USE OF PROCEEDS

     Unless we identify other uses of proceeds in a prospectus supplement, we intend to use the net proceeds from the sale of the securities for Avnet's general corporate purposes, which may include repayment of debt, capital expenditures, acquisitions, repurchases of Avnet's common stock, and working capital. Pending these uses, the net proceeds may also be temporarily invested in short-term securities.

     Depending on market conditions and Avnet's financial needs, Avnet may, from time to time, undertake additional financings. We cannot at this time estimate the amount and timing of such financings, if any.

                         DESCRIPTION OF DEBT SECURITIES

     The following description summarizes the general terms and provisions of any debt securities which Avnet may offer under this prospectus. When Avnet offers a particular series of debt securities, we shall deliver with this prospectus a prospectus supplement which will describe the particular terms of the offered series and the extent to which the general terms below may apply to that series.

     Avnet will issue the debt securities under an indenture between Avnet and a trustee chosen by Avnet and qualified to act under the Trust Indenture Act of 1939. The form of indenture is an exhibit to the registration statement of which this prospectus is a part. Avnet will execute the indenture if and when it issues any debt securities and will file the executed indenture as an exhibit to a Form 8-K filing with the SEC. The executed indenture will be available for inspection at the corporate trust office of the trustee, or you may obtain a copy from Avnet without charge. See "Where You Can Find More Information." The indenture will be subject to, and governed by, the Trust Indenture Act. The statements contained in this prospectus relating to the indenture and the debt securities we may issue under the indenture are summaries of their material terms but do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the indenture (including those terms made a part of the indenture by reference to the Trust Indenture Act) and these debt securities.

     Avnet can issue an unlimited amount of debt securities in one or more series under the indenture, with the same or various maturities, at par, at a premium, or at a discount. The terms of each series of debt securities will be established by or pursuant to a resolution of Avnet's Board of Directors or a committee of the Board or by a supplemental indenture. We will describe, in a prospectus supplement relating to any series of debt securities being offered, the aggregate principal amount and the terms of that series, including

     - the title of the series,

     - whether the series is senior debt or subordinated debt or any combination of the two and, if subordinated debt, the subordination terms relating to the series,

     - the price or prices, expressed as a percentage of the aggregate principal amount, at which Avnet will sell the series of debt securities,

     - any limit upon the aggregate principal amount of the series,

     - the date or dates on which Avnet will pay the principal on the series,

     - the rate or rates (which may be fixed or variable) or the method by which such rate or rates will be determined, at which the series of debt securities will bear interest, if any,

     - the date or dates from which any interest will accrue, the dates upon which any interest will be payable, and the record dates for payment of interest,

     - the place or places where Avnet will pay principal of, and any premium or interest on, the series of debt securities,

     - any obligation Avnet has to redeem, repurchase or repay all or part of the series under any sinking fund or analogous provisions or at the option of a holder of the series, and the price or prices at which and the period or periods within which and the terms and conditions upon which Avnet will redeem, repurchase or repay the series,

     - the denominations in which the series will be issued, if other than denominations of U.S. $1,000 and any whole number multiple thereof,

     - the portion of the principal amount of the series payable upon declaration of the acceleration of the maturity date, if other than the principal amount,

     - any addition to, exclusion of or change in the covenants in the indenture as they apply to the series,

     - any addition to or change in the events of default described in this prospectus or in the indenture with respect to the series,

     - whether Avnet will issue the series in global form and, if so, any terms and conditions upon which global debt securities may be exchanged for other individual securities, and the name of the depositary for the debt securities,

     - any terms and conditions upon which the series may be exchanged for or converted into Avnet common stock or other securities,

     - the form and terms of any guarantee of the series,

     - if the principal amount payable at the stated maturity of a series of debt securities will not be determinable as of any one or more dates prior to the stated maturity, the amount which will be deemed to be the principal amount as of any date for any purpose, including the principal amount which will be due and payable upon any maturity other than the stated maturity or which will be deemed to be outstanding as of any such date (or, in any such case, the manner in which such deemed principal amount is to be determined),

     - the applicability to the series of the provisions of the indenture relating to defeasance and discharge,

     - whether the debt securities will be sold as part of units consisting of debt securities and other securities that Avnet may offer under the indenture,

     - whether the debt securities will be listed on any securities exchange or included in any other market or quotation or trading system,

     - any trustee or fiscal or authenticating or payment agent, issuing and paying agent, transfer agent or registrar or any other person or entity to act in connection with the series of debt securities for or on our behalf or on behalf of the holders of the series, and

     - any other terms of the series of debt securities, which may modify or exclude any provision of the indenture as it applies to that series.

     Avnet may issue debt securities at a discount below their stated principal amount or provide for less than the entire principal amount of the debt securities to be payable upon declaration of acceleration of maturity. In that event, we will describe any material federal income tax considerations and other material considerations in the applicable prospectus supplement.

     Avnet may issue debt securities in bearer form, with or without coupons. In that event, we will describe any material federal income tax considerations and other material considerations in the applicable prospectus supplement.

RANKING OF DEBT SECURITIES

     Any series of debt securities issued under the indenture as senior indebtedness will rank equally with all of Avnet's other unsecured and unsubordinated indebtedness.

     Any series of debt securities issued under the indenture as subordinated indebtedness will be subordinate in right of payment to all senior indebtedness of Avnet. With respect to any series of subordinated debt securities, except as otherwise set forth in the applicable prospectus supplement, Avnet's "senior indebtedness" means the principal of, and premium, if any, and any interest (including interest accruing after the commencement of any proceeding for Avnet's bankruptcy or reorganization under any applicable bankruptcy, insolvency or similar law now or hereafter in effect) and all other monetary obligations of every kind or nature due on or in connection with,

     - all Avnet's indebtedness (including senior debt securities) regardless of when incurred (a) for borrowed money or (b) in connection with its acquisition of assets other than in the ordinary course of business, for the payment of which Avnet is liable directly or indirectly by guarantee, letter of credit, obligation to purchase or acquire or otherwise, or the payment of which is secured by a lien, charge or encumbrance on assets Avnet acquired,

     - amendments, modifications, renewals, extensions and deferrals of any such indebtedness, and

     - any indebtedness issued in exchange for any such indebtedness.

     However, with respect to any series of debt securities issued under the indenture as subordinated indebtedness, "senior indebtedness" will not include any debt evidenced by, or issued pursuant to, an instrument which:

     (a) expressly provides that such debt is subordinate in right of payment to all Avnet's debt not expressly subordinated to such debt, or

     (b) refers explicitly to any subordinated debt securities of Avnet and states that such debt shall not be senior in right of payment to such securities.

     Avnet may not make any payment with respect to any subordinated debt securities unless all amounts of principal, premium, if any, and interest then due on all applicable senior indebtedness has been paid in full or if there has occurred and is continuing beyond any applicable grace period a default in any payment with respect to any applicable senior indebtedness, or if there has occurred any event of default with respect to any applicable senior indebtedness permitting the holders to accelerate the maturity of the senior indebtedness, or if any judicial proceeding is pending with respect to any such default. However, Avnet may make payments with respect to the subordinated debt securities if a default in payment or an event of default with respect to the senior indebtedness permitting the holder to accelerate the maturity of the senior indebtedness has occurred and is continuing and judicial proceedings with respect thereto have not been commenced within a certain number of days of such default in payment or event of default.

     Upon any distribution of Avnet's assets upon dissolution, winding-up, liquidation or reorganization, the holders of its senior indebtedness will be entitled to receive payment in full of principal, premium, if any, and interest (including interest accruing after the commencement of any proceeding for Avnet's bankruptcy or reorganization under any applicable bankruptcy, insolvency or similar law) before any payment is made on the subordinated debt securities. By reason of the subordination, if Avnet becomes insolvent, holders of its senior indebtedness may receive more, ratably, and holders of the subordinated debt securities having a claim pursuant to the subordinated debt securities may receive less, ratably, than Avnet's other creditors. Such subordination will not prevent the occurrence of any event of default in respect of the subordinated debt securities.

     If Avnet offers debt securities, the applicable prospectus supplement will set forth the aggregate amount of outstanding indebtedness, if any, as of the most recent practicable date that by the terms of such debt securities would be senior to such debt securities. The applicable prospectus supplement will also set forth any limitation on Avnet's ability to issue any additional senior indebtedness and will describe in more detail the material terms of the subordination provisions of these securities, including relevant definitions.

CONVERSION RIGHTS

     Any provisions for the exchange or conversion of a series of debt securities into shares of Avnet common stock will be set forth in the applicable prospectus supplement.

EXCHANGE, REGISTRATION, TRANSFER AND PAYMENT

     Unless we specify otherwise in a prospectus supplement, payment of principal of, and any premium and interest on, the debt securities will be payable, and the exchange of and the transfer of debt securities will be registrable, at the office of the trustee or at any other office or agency maintained by Avnet for that purpose subject to the limitations of the indenture. Unless we specify otherwise in a prospectus supplement, Avnet will issue the debt securities in denominations of U.S. $1,000 or whole number multiples thereof. Avnet will not require a service charge for any registration of transfer or exchange of the debt securities, but it may require payment of a sum sufficient to cover any tax or other governmental charge.

GLOBAL DEBT SECURITIES

     Avnet may issue the debt securities of a series in the form of one or more global security certificates. Avnet will deposit each global security with a depositary or its nominee or custodian, which will be The Depository Trust Company and its nominee Cede & Co unless we name another depositary or nominee in a prospectus supplement, and each global security will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any other matters as may be provided for in the indenture.

     Notwithstanding any provision of the indenture or any debt security, no global security may be transferred to, or registered or exchanged for debt securities registered in the name of, any person or entity other than the depositary for the global security or any nominee of the depositary, and no such transfer may be registered, unless

     - the depositary has notified Avnet that it is unwilling or unable to continue as depositary for the global security or has ceased to be qualified to act as such; or

     - Avnet executes and delivers to the trustee an order that the global security will be so transferable, registrable and exchangeable, and those transfers will be registrable, or

     - the applicable prospectus supplement describes other circumstances under which the global security will be so transferable, registrable or exchangeable, or under which transfers will be so registrable.

     All debt securities issued in exchange for a global security or any portion of a global security will be registered in such names as the depositary may direct.

     Unless we specify otherwise in a prospectus supplement, debt securities which are to be represented by a global security will be registered in the name of the depositary or its nominee. Upon the issuance of a global security, and the deposit of the global security with or on behalf of the depositary for the global security, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by the global security to the accounts of institutions that have accounts with the depositary or its nominee ("participants"). The accounts to be credited will be designated by the underwriters or agents of the debt securities, or by Avnet if it directly offers and sells the debt securities. Ownership of beneficial interests in the global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in the global security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the depositary or its nominee for the global security. Ownership of beneficial interests in the global security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by the participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of the securities in certificate form. The foregoing limitations and these laws may impair the ability to transfer beneficial interests in the global securities.

     So long as the depositary for a global security, or its nominee, is the registered owner of the global security, the depositary or its nominee will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the indenture. Unless otherwise specified in a prospectus supplement, owners of beneficial interests in the global security will not be entitled to have debt securities of the series represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of the series in certificate form and will not be considered the holders thereof for any purposes under the indenture. Therefore, each person owning a beneficial interest in the global security must rely on the procedures of the depositary and, if that person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the indenture. If we request any action of holders or if an owner of a beneficial interest in a global security desires to give any notice or take any action a holder is entitled to give or take under the indenture, the depositary will authorize the participants to give that notice or take that action, and participants would authorize beneficial owners owning through those participants to give that notice or take that action or would otherwise act upon the instructions of beneficial owners owning through them.

     Notwithstanding any contrary provisions in the indenture, the rights of the beneficial owners of the debt securities to receive payment of the principal of, and any premium or interest on, the debt securities on or after the respective due dates expressed in the debt securities, or to institute suit for the enforcement of these payments on or after these respective dates, will not be impaired or affected without the consent of the beneficial owners.

     Principal of and any premium or interest on a global security will be payable in the manner described in the applicable prospectus supplement.

COVENANTS

     The indenture provides that Avnet will be subject to the covenants below for the benefit of each series of debt securities which does not specifically provide otherwise.

     DEFINITIONS

     "Attributable Debt" means, as to any particular lease, the greater of

     - the fair market value of the property subject to the lease (as determined by Avnet's board of directors), or

     - the total net amount of rent required to be paid during the remaining term of the lease, discounted by the weighted average effective interest cost per annum of the outstanding debt securities of all series, compounded semi-annually.

     "Consolidated Net Assets" means total assets after deducting all current liabilities as set forth in the most recent balance sheet of Avnet and its consolidated Subsidiaries and computed in accordance with generally accepted accounting principles.

     "Funded Debt" means

     - all indebtedness for money borrowed having a maturity of more than twelve months from the date as of which the determination is made, or having a maturity of twelve months or less but by its terms being renewable or extendible beyond twelve months from such date at the option of the borrower, and

     - rental obligations payable more than twelve months from such date under leases which are capitalized in accordance with generally accepted accounting principles (such rental obligations to be included as Funded Debt at the amount so capitalized and to be included as an asset for the purposes of the definition of Consolidated Net Assets).

     "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Principal Property" means any manufacturing or processing plant or warehouse owned at the date of the indenture or thereafter acquired by Avnet or any Restricted Subsidiary of Avnet which is located within the United States and the gross book value (including related land and improvements thereon and all machinery and equipment included therein without deduction of any depreciation reserves) of which on the date as of which the determination is being made exceeds 2% of Consolidated Net Assets, other than

     - any such manufacturing or processing plant or warehouse or any portion thereof (together with the land on which it is erected and fixtures comprising a part thereof) which is financed by industrial development bonds which are tax exempt pursuant to Section 103 of the Internal Revenue Code (or which receive similar tax treatment under any subsequent amendments thereto or any successor laws thereof or under any other similar statute of the United States),

     - any property which in the opinion of Avnet's board of directors is not of material importance to the total business conducted by Avnet as an entirety, or

     - any portion of a particular property which is similarly found not to be of material importance to the use or operation of such property.

     "Restricted Subsidiary" means a Subsidiary of Avnet (i) substantially all the property of which is located, or substantially all the business of which is carried on, within the United States, and (ii) which owns a Principal Property.

     "Subsidiary" means any corporation more than 50% of the outstanding Voting Stock of which at the time of determination is owned, directly or indirectly, by Avnet and/or by one or more other Subsidiaries.

     "Voting Stock" means capital stock of a corporation of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of such corporation (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power upon the occurrence of any contingency).

     HIGHLY LEVERAGED TRANSACTIONS

     Unless otherwise described in a prospectus supplement relating to any series of debt securities, there are no covenants or provisions in the indenture which may afford the holders of debt securities direct protection in the event of a highly leveraged transaction involving Avnet.

     RESTRICTIONS ON SECURED DEBT

     Avnet covenants in the Indenture, for the benefit of each series of debt securities other than any series which specifically provides otherwise, that if Avnet or any Restricted Subsidiary shall after the date of the indenture incur or guarantee any loans, notes, bonds, debentures or other similar evidences of indebtedness for money borrowed ("Debt") secured by a mortgage, pledge or lien ("Mortgage") on any Principal Property of Avnet or any Restricted Subsidiary, or on any share of stock or Debt of any Restricted Subsidiary, Avnet will secure or cause such Restricted Subsidiary to secure the debt securities equally and ratably with (or, at Avnet's option, before) such secured Debt, unless the aggregate amount of all such secured Debt (plus all Attributable Debt which is not excluded as described below under the caption "-- Restrictions on Sale and Leaseback Financings") would not exceed 10% of Consolidated Net Assets.

     This restriction will not apply to, and there will be excluded from secured Debt in any computation of the above restriction, Debt secured by

     (a) Mortgages on property of, or on any shares of stock of or Debt of, any corporation existing at the time such corporation becomes a Restricted Subsidiary,

     (b) Mortgages in favor of Avnet or a Restricted Subsidiary,

     (c) Mortgages in favor of governmental bodies to secure progress, advance or other payments,

     (d) Mortgages on property, shares of stock or Debt existing at the time of acquisition thereof (including acquisition through merger or consolidation) and purchase money and construction or improvement Mortgages which are entered into within 180 days after the acquisition of such property, shares or Debt or, in the case of real property, within 180 days after the later of

          (1) the completion of construction on, substantial repair to, alteration or development of, or substantial improvement to, such property, or

          (2) the commencement of commercial operations on such property,

     (e) mechanics' and similar liens arising in the ordinary course of business in respect of obligations not due or being contested in good faith,

     (f) Mortgages arising from deposits with, or the giving of any form of security to, any governmental agency required as a condition to the transaction of business or to the exercise of any privilege, franchise or license,

     (g) Mortgages for taxes, assessments or government charges or levies which are not then due or, if delinquent, are being contested in good faith,

     (h) Mortgages (including judgment liens) arising from legal proceedings being contested in good faith,

     (i) Mortgages existing at the date of the indenture, and

     (j) any extension, renewal or refunding of any Mortgage referred to in the clauses (a) through (i) above.

     RESTRICTIONS ON SALE AND LEASEBACK FINANCINGS

     Avnet covenants in the indenture, for the benefit of each series of debt securities other than any series which specifically provides otherwise, that Avnet will not itself, and will not permit any Restricted Subsidiary to, enter into any sale and leaseback transaction involving any Principal Property, unless after giving effect thereto the aggregate amount of all Attributable Debt with respect to all such transactions, plus all secured Debt which is not excluded as described above under the caption "-- Restrictions on Secured Debt," would not exceed 10% of Consolidated Net Assets.

     This restriction will not apply to, and there will be excluded from Attributable Debt in any computation of the above restriction, any sale and leaseback transaction if

     - the lease is for a period, including renewal rights, of not in excess of three years,

     - the sale or transfer of the Principal Property is made within 180 days after its acquisition or within 180 days after the later of

       (1) the completion of construction on, substantial repair to, alteration or development of, or substantial improvement to, such property, or

       (2) the commencement of commercial operations thereon,

     - the transaction is between Avnet and a Restricted Subsidiary, or between Restricted Subsidiaries,

     - Avnet or a Restricted Subsidiary would be entitled to incur a Mortgage on such Principal Property pursuant to clauses (a) through (j) above under the heading "-- Restrictions on Secured Debt," or

     - Avnet or a Restricted Subsidiary, within 180 days after the sale or transfer is completed, applies to the retirement of Funded Debt of Avnet or a Restricted Subsidiary ranking on a parity with or senior to the debt securities, or to the purchase of other property which will constitute a Principal Property having a fair market value at least equal to the fair market value of the Principal Property leased, an amount equal to the greater of the net proceeds of the sale of the Principal Property or the fair market value (as determined by Avnet's board of directors) of the Principal Property leased at the time of entering into such arrangement (as determined by the board of directors).

     RESTRICTIONS ON MERGERS AND CONSOLIDATIONS

     Avnet covenants in the indenture that it will not consolidate with or merge into any other Person, or sell, convey, transfer or lease all or substantially all of its assets unless

     - the successor Person is a corporation organized under the laws of the United States (including any state thereof and the District of Columbia) which assumes Avnet's obligations in the debt securities and under the indenture, and

     - after giving effect to such transaction, Avnet or the successor Person would not be in default under the indenture.

EVENTS OF DEFAULT

     Unless we specify otherwise in a prospectus supplement for a particular series of debt securities, an event of default under the indenture with respect to any series of debt securities is:

     - a default in the payment of any installment of interest on that series for 30 days after becoming due;

     - a default in the payment of principal on that series when due;

     - a default in the deposit of any sinking fund payment on that series when due;

     - a default in the performance of any other covenant in the indenture (other than a covenant included in the indenture solely for the benefit of any series of debt securities other than that series) for 90 days after notice;

     - certain events of bankruptcy, insolvency or reorganization; and

     - any other Event of Default provided with respect to that series of debt securities.

     If an event of default occurs and is continuing with respect to the debt securities of any series, either the trustee or the holders of at least 25% in principal amount of the debt securities then outstanding of that series may declare the principal amount of the debt securities of such series (or, in the case of debt securities sold at an original issue discount, the amount specified in the terms thereof) and the accrued interest thereon, if any, to be due and payable immediately. Under certain conditions, such a declaration may be rescinded.

     The indenture provides that the trustee will, within 90 days after the occurrence of a default known to it, give the affected holders of debt securities notice of all uncured defaults known to it (the term "default" to mean the events specified above without grace periods). However, except in the case of default in the payment of principal of or interest on any debt security, the trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the affected holders of debt securities.

     Avnet must furnish to the trustee annually a statement by certain officers of Avnet certifying that there are no defaults or specifying any default.

     The holders of a majority in principal amount of the outstanding debt securities of any series will have the right, with certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of such series, and to waive certain defaults with respect thereto. The indenture provides that if an event of default occurs and is continuing, the trustee shall exercise such of its rights and powers under the indenture, and use the same degree of care and skill in exercising the same, as a prudent Person would exercise or use under the circumstances in the conduct of such Person's own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of debt securities unless they shall have offered to the trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by the trustee in compliance with such request.

MODIFICATION OF THE INDENTURE

     With certain exceptions, the indenture may be modified or amended with the consent of the holders of not less than a majority in principal amount of the outstanding debt securities of each series affected by the modification or amendment. However, no such modification or amendment may be made, without the consent of the holder of each debt security affected, which would

     - reduce the principal amount of or the interest on any debt security, or change the stated maturity of the principal of, or any installment of interest on, any debt security or the other terms of payment thereof, or

     - reduce the above-stated percentage of debt securities, the consent of the holders of which is required to modify or amend the indenture, or the percentage of debt securities of any series, the consent of the holders of which is required to waive certain past defaults.

DEFEASANCE AND DISCHARGE

     The indenture provides that Avnet may elect, with respect to the debt securities of any series, to terminate (and be deemed to have satisfied) any and all of its obligations in respect of such debt securities (except for certain obligations to register the transfer or exchange of debt securities, to replace stolen, lost or mutilated debt securities, to maintain paying agencies and hold monies for payment in trust and, if so specified with respect to the debt securities of a certain series, to pay the principal of, and any premium or interest on, such specified debt securities) on the 91st day after the deposit with the trustee, in trust, of money and/or government obligations (as defined) which, through the payment of interest thereon and principal thereof in accordance with their terms, will provide money in an amount sufficient to pay any installment of principal of (and premium, if any), and interest, if any, on, and any mandatory sinking fund payments in respect of, such debt securities on the stated maturity of such payments in accordance with the terms of the Indenture and such debt securities. Such a trust may be established only if, among other things, Avnet has delivered to the trustee an opinion of counsel (who may be counsel to Avnet) to the effect that, based upon applicable Federal income tax law or a ruling published by the United States Internal Revenue Service, such a defeasance and discharge will not be deemed, or result in, a taxable event with respect to holders of such debt securities. If so specified with respect to the debt securities of a series, such a trust may be established only if establishment of the trust would not cause the debt securities of any such series listed on any nationally recognized securities exchange to be de-listed as a result thereof.

CONCERNING THE TRUSTEE

     Bank One Trust Company, N.A. is the proposed trustee under the indenture and the proposed initial security registrar with regard to all debt securities. Avnet currently does, and from time to time in the future may, maintain lines of credit and have customary banking relationships with Bank One, N.A., an affiliate of the trustee. The trustee currently serves as trustee under the indenture with Avnet dated as of February 1, 1994, which provides for Avnet's currently outstanding 6 7/8% Notes due 2004, 6.45% Notes due 2003 and 7 7/8% Notes due 2005, and may serve as trustee for other debt securities issued by Avnet from time to time in the future.

     The indenture and provisions of the Trust Indenture Act incorporated by reference in the indenture contain certain limitations on the rights of the trustee, should it become our creditor, to obtain payment of claims, or to realize on certain property received in respect of any claim, as security or otherwise. The trustee and its affiliates may engage in, and will be permitted to continue to engage in, other transactions with Avnet and its affiliates; however, if the trustee acquires any conflicting interest (as defined in the Trust Indenture Act), it must eliminate that conflict or resign.

                          DESCRIPTION OF COMMON STOCK

     Avnet is authorized to issue 120,000,000 shares of common stock, par value $1.00 per share. At the close of business on September 15, 2000, it had outstanding 92,210,128 shares of common stock and 5,078 treasury shares. These numbers have been adjusted to reflect a two-for-one stock split distributed on September 28, 2000. All outstanding shares of common stock are fully paid and nonassessable.

     The holders of shares of Avnet's common stock have equal rights to dividends from funds legally available for the payment of dividends when, as and if declared by Avnet's board of directors, and are entitled, upon liquidation, to share ratably in any distribution in which holders of common stock participate. The common stock is not redeemable, has no preemptive or conversion rights and is not liable for assessments or further calls. The holders of shares of Avnet's common stock are entitled to one vote for each share at all meetings of shareholders.

     The transfer agent and registrar for Avnet's common stock is The Bank of New York. Avnet's common stock is listed on the New York Stock Exchange and the Pacific Exchange.

     Under its certificate of incorporation, Avnet is authorized to issue up to 3,000,000 shares of preferred stock, in series. For each series of preferred stock, Avnet's board of directors may fix the relative rights, preferences and limitations as between the shares of such series, the shares of other series of Avnet preferred stock, and the shares of Avnet common stock. No shares of Avnet preferred stock are outstanding.

BOARD OF DIRECTORS

     Although New York law permits the certificate incorporation of a New York corporation to provide for cumulative voting in the election of directors, Avnet's certificate of incorporation does not so provide.

     New York law permits the certificate of incorporation or by-laws of a New York corporation to divide its directors into as many as four classes with staggered terms of office. However, Avnet's certificate and by-laws do not so provide for a classified board of directors. Therefore, all of its directors are elected annually for one-year terms.

     Under New York law, shareholders may remove any or all directors for cause. New York law also allows directors to be removed without cause if provided in the certificate of incorporation. The Avnet certificate of incorporation authorizes any or all of the directors to be removed with or without cause at any time by the vote of the holders of a majority of the stock of Avnet and provides that the terms of the removed directors shall forthwith terminate.

     New York law provides that newly created directorships resulting from an increase in the number of directors and vacancies arising for any reason may be filled by vote of the board of directors, whether or not constituting a quorum, except that:

     - vacancies resulting from the removal of directors without cause may be filled only by a vote of the shareholders, unless the certificate of incorporation or a specific provision of a by-law adopted by the shareholders provides that such a vacancy may be filled by a vote of the board of directors; and

     - the certificate of incorporation or by-laws may provide that all newly created directorships and vacancies may be filled only by a vote of the shareholders.

     The Avnet by-laws provide that any vacancy created by the removal of a director by the shareholders with or without cause may be filled only by a vote of the shareholders, and that any vacancy created for any other reason may be filled by a vote of the board of directors or the shareholders.

POWER TO CALL SPECIAL SHAREHOLDERS MEETINGS

     Under New York law, a special meeting of shareholders may be called by the board of directors and by such person or persons as may be authorized to do so in the certificate of incorporation or by-laws. Avnet's by-laws provide that special meetings of shareholders may be called by resolution of the board of directors or by the Chairman of the Board, and shall be called by the Chairman of the Board, the President or the Secretary at the request in writing by shareholders owning 75% of the capital stock issued and outstanding and entitled to vote at special meetings. In addition, if an annual shareholder meeting has not been held for a certain period of time and a sufficient number of directors were not elected to conduct the business of the corporation, the board must call a special meeting for the election of directors. If the board fails to do so, or sufficient directors are not elected within a certain period of time, holders of 10% of the votes of the shares entitled to vote in an election of directors may call a special meeting for such an election.

ACTIONS BY WRITTEN CONSENT OF SHAREHOLDERS

     New York law provides that any action which may be taken by shareholders by vote may be taken without a meeting by written consent, signed by holders of all outstanding shares entitled to vote, or if authorized by the certificate of incorporation, by holders of the minimum number of shares necessary to authorize the action at a meeting of shareholders at which all shares entitled to vote are present and voted. The Avnet certificate of incorporation does not authorize shareholders to act by less than unanimous written consent.

DIVIDENDS AND REPURCHASES OF SHARES

     Under New York law, dividends may be declared or paid and other distributions may be made out of surplus only, so that the net assets of the corporation remaining after a dividend or distribution must at least equal the amount of the corporation's stated capital. A corporation may declare and pay dividends or make other distributions except when the corporation is currently insolvent or would thereby be made insolvent or when the declaration, payment or distribution would be contrary to any restrictions contained in its certificate of incorporation.

APPROVAL OF CERTAIN BUSINESS COMBINATIONS AND REORGANIZATIONS

     Under New York law, two-thirds of the votes of all outstanding shares entitled to vote thereon are required to approve mergers, consolidations, share exchanges or sales, leases or other dispositions of all or substantially all the assets of a corporation if not made in the usual or regular course of business. New York law was amended in 1998 to permit a New York corporation then in existence to reduce the required vote to a majority of the outstanding shares, but Avnet has not done so.

BUSINESS COMBINATION FOLLOWING A CHANGE IN CONTROL

     New York law prohibits any business combination (defined to include a variety of transactions, including mergers, consolidations, sales or dispositions of assets, issuances of stock, liquidations, reclassifications and the receipt of certain benefits from the corporation, including loans or guarantees) with, involving or proposed by any interested shareholder (defined generally as any person that beneficially owns, directly or indirectly, 20% or more of the outstanding voting stock of a New York corporation or any person that is an affiliate or associate of a New York corporation and at any time within the past five years was a beneficial owner of 20% or more of the outstanding voting stock) for a period of five years after the date on which the interested shareholder first became an interested shareholder, unless the transaction is approved by the board of directors prior to the date on which the interested shareholder became an interested shareholder. After this five-year period, a business combination between a New York corporation and the interested shareholder is prohibited unless either certain "fair price" provisions are complied with or the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested shareholder. Under New York law, corporations may elect not to be governed by the statute described above, but Avnet's certificate of incorporation does not contain such an election.

DISSENTERS' APPRAISAL RIGHTS

     Under New York law, any shareholder of a corporation has the right to obtain payment for the fair value of the shareholder's shares in the event of

     - certain amendments or changes to the certificate of incorporation adversely affecting the rights of the shareholder,

     - certain mergers or consolidation of the corporation if the shareholder is entitled to vote thereon,

     - a merger or consolidation where the shareholder is not entitled to vote or if the shareholder's shares will be canceled or exchanged for cash or other consideration other than shares of the surviving or consolidated corporation or another corporation,

     - certain sales, leases, exchanges or other dispositions of all or substantially all of the assets of the corporation which require shareholder approval other than a transaction solely for cash, and

     - certain share exchanges.

However, no appraisal rights will be available in a merger to a shareholder of the surviving corporation whose rights are not adversely affected or whose shares were, at the record date to vote on the plan of merger, either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.

                            DESCRIPTION OF WARRANTS

     Avnet may issue warrants to purchase debt securities, or "debt warrants," as well as warrants to purchase common stock, or "equity warrants." We refer below to debt warrants and equity warrants collectively as "warrants." Warrants may be issued independently or together with any securities and may be attached to or separate from those securities. We will issue warrants under warrant agreements to be entered into between us and a bank or trust company, as warrant agent. When we issue warrants, we will describe the specific terms of the warrants in a prospectus supplement.

DEBT WARRANTS

     A prospectus supplement will describe the terms of debt warrants offered thereby, the warrant agreement relating to the debt warrants and the debt warrant certificates representing the debt warrants, including the following:

     - the title of the debt warrants;

     - the aggregate number of debt warrants;

     - the price or prices at which the debt warrants will be issued;

     - the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise of the debt warrants, and the procedures and conditions relating to the exercise of the debt warrants;

     - the designation and terms of any related debt securities with which the debt warrants are issued, and the number of the debt warrants issued with each debt security;

     - any date on and after which the debt warrants and the related debt securities will be separately transferable;

     - the principal amount of debt securities purchasable upon exercise of each debt warrant;

     - the date on which the right to exercise the debt warrants will commence, and the date on which those rights will expire;

     - the maximum or minimum number of debt warrants which may be exercised at any time;

     - information with respect to any book-entry procedures for the registration and transfer of debt warrants;

     - a discussion of any material federal income tax considerations applicable to holding, transferring or exercising debt warrants; and

     - any other terms of the debt warrants and terms, procedures and limitations relating to the exercise of the debt warrants.

     Debt warrant certificates will be exchangeable for new debt warrant certificates of different denominations. Debt warrants may be exercised at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement. Prior to the exercise of their debt warrants, holders of debt warrants will not have any of the rights of holders of the debt securities purchasable upon the exercise and will not be entitled to payment of principal of, or any premium or interest on, the debt securities purchasable upon the exercise.

EQUITY WARRANTS

     A prospectus supplement will describe the terms of equity warrants offered thereby, the warrant agreement relating to the equity warrants and the equity warrant certificates representing the equity warrants, including the following:

     - the title of the equity warrants;

     - the price or prices at which the equity warrants will be issued;

     - if applicable, the number of equity warrants issued with shares of Avnet common stock;

     - any date on and after which the equity warrants and such common stock will be separately transferable;

     - the date on which the right to exercise the equity warrants will commence, and the date on which those rights will expire;

     - the maximum or minimum number of equity warrants which may be exercised at any time;

     - information with respect to any book-entry procedures for the registration and transfer of equity warrants;

     - a discussion of any material federal income tax considerations applicable to holding, transferring or exercising equity warrants; and

     - any other terms of the equity warrants, including terms, procedures and limitations relating to the exercise of the equity warrants.

     Unless we specify otherwise in a prospectus supplement, holders of equity warrants will not be entitled, by virtue of being such holders, to vote, consent, receive dividends, receive notice as stockholders with respect to any meeting of Avnet stockholders, or to exercise any rights whatsoever as Avnet stockholders.

     As described in a prospectus supplement, the exercise price payable and the number of shares of common stock purchasable upon the exercise of each equity warrant will be adjusted in certain events, including the issuance of a stock dividend to holders of common stock or a stock split, reverse stock split, combination, subdivision or reclassification of common stock. Instead of adjusting the number of shares of common stock purchasable upon exercise of each equity warrant, Avnet may elect to adjust the number of equity warrants. Unless otherwise provided in a prospectus supplement, no adjustments in the number of shares purchasable upon exercise of the equity warrants will be required until cumulative adjustments require an adjustment of at least 1% thereof. Avnet may, at its option, reduce the exercise price at any time. No fractional shares will be issued upon exercise of equity warrants, but we will pay the cash value of any fractional shares otherwise issuable. Unless we specify otherwise in a prospectus supplement, in case of any consolidation, merger, or sale or conveyance of Avnet's property as an entirety or substantially as an entirety, the holder of each outstanding equity warrant shall have the right to the kind and amount of shares of stock and other securities and property (including cash) receivable by a holder of the number of shares of common stock into which the equity warrant was exercisable immediately prior to the particular triggering event.

EXERCISE OF WARRANTS

     Each warrant will entitle the holder to purchase the principal amount or number of securities at the exercise price as shall in each case be set forth in, or be determinable as set forth in, the applicable prospectus supplement. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the prospectus supplement relating to the warrants offered thereby. After the close of business on the expiration date, unexercised warrants will become void.

     We will describe the procedures for exercising warrants in a prospectus supplement. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, Avnet will, as soon as practicable, forward the securities purchasable upon that exercise. If less than all of the warrants represented by a particular warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

        DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

     Avnet may issue stock purchase contracts, representing contracts obligating holders to purchase from Avnet, and Avnet to sell to the holders, a specified number of shares of Avnet's common stock at a future date or dates. The price per share of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as a part of units, which are referred to as stock purchase units, consisting of a stock purchase contract and, as security for the holder's obligations to purchase the common stock under stock purchase contracts, either

     - senior debt securities, subordinated debt securities or junior subordinated debt securities of Avnet, or

     - debt obligations of third parties, including U.S. Treasury securities.

     The stock purchase contracts may require Avnet to make periodic payments to the holders of the stock purchase units or vice versa, and such payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner, and in certain circumstances Avnet may deliver newly issued prepaid stock purchase contracts, which are referred to as prepaid securities, upon release to a holder of any collateral securing such holder's obligations under the original stock purchase contract.

     The applicable prospectus supplement will describe the terms of any stock purchase contracts or stock purchase units and, if applicable, prepaid securities. The description in the prospectus supplement will only be a summary and will be qualified in its entirety by reference to the stock purchase contracts, the collateral arrangements and depositary arrangements, if applicable, relating to such stock purchase contracts or stock purchase units and, if applicable, the prepaid securities and the document pursuant to which such prepaid securities will be issued.

                              DESCRIPTION OF UNITS

     Avnet may issue units consisting of two or more constituent securities. These units may be issuable as, and for a specified period of time may be transferable as, a single security only, rather than the separate constituent securities comprising such units. If Avnet issues units, it will describe the specific terms of the units in a prospectus supplement, including

     - the title of any series of units,

     - identification and description of the separate constituent securities comprising the units,

     - the price or prices at which the units will be issued,

     - any date on and after which the constituent securities comprising the units will become separately transferable,

     - information with respect to any book-entry procedures for the registration and transfer of the units or the constituent securities,

     - a discussion of any material federal income tax considerations applicable to holding, transferring or exercising units or any constituent security, and

     - any other terms of the units and their constituent securities.

                              PLAN OF DISTRIBUTION

     Avnet may sell the securities offered in this prospectus to or through one or more underwriters or dealers, directly to institutional investors or other purchasers, through agents, or through a combination of such or other methods. Avnet may distribute the securities from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     If Avnet uses underwriters in a sale, the underwriters will acquire the securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. We may offer the securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters in a particular underwritten offering of securities will be named in the prospectus supplement for such offering and, if an underwriting syndicate is used, the name of the managing underwriter or underwriters will appear on the cover of such prospectus supplement.

     Avnet may sell the securities directly or through agents designated by Avnet from time to time. Any agent involved in the offer or sale of the securities will be named, and any commissions Avnet pays to such agent will be disclosed, in the prospectus supplement relating to that offer and sale. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     In connection with the sale of securities, underwriters or agents may receive compensation from Avnet or from purchasers of securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of securities may be deemed to be underwriters, and any discounts or commissions received by them from Avnet and any profit on the resale of securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from Avnet will be described, in the related prospectus supplement.

     If so indicated in a prospectus supplement, Avnet will authorize underwriters or other persons acting as the agents to solicit offers by certain institutions to purchase securities from Avnet at the public offering price set forth in the prospectus supplement pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but in all cases such institutions must be approved by Avnet. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the securities will not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

     Under agreements which Avnet may enter into, underwriters and agents who participate in the distribution of securities may be entitled to indemnification by Avnet against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution by Avnet with respect to payments they may be required to make in respect thereof.

     The underwriters or agents and their affiliates may engage in transactions with and perform services for Avnet or its affiliates in the ordinary course of their respective businesses.

     If underwriters or dealers are used in a sale of securities, until the distribution of the securities is completed, rules of the Securities and Exchange Commission may limit the ability of any such underwriters and certain selling group members, if any, to bid for and purchase the securities. As an exception to these rules, representatives of any underwriters may engage in certain transactions that stabilize the price of the securities. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the securities.

     If the underwriters create a short position in the securities in connection with the offerings, that is, if they sell more securities than are set forth on the cover page of the prospectus supplement, the representatives of the underwriters may reduce that short position by purchasing securities in the open market. The representatives of the underwriters may also elect to reduce any short position by exercising all or part of any overallotment option described in the prospectus supplement.

     The securities may or may not be listed on a national securities exchange or traded in the over-the-counter market. We cannot give you any assurances as to the liquidity of the trading market for any of the securities.

                                 LEGAL MATTERS

     The validity of any offered securities will be passed upon for Avnet by David R. Birk, its Senior Vice President and General Counsel. Mr. Birk beneficially owns 120,185 shares of Avnet's common stock, which includes 114,250 shares issuable upon exercise of employee stock options. Certain legal matters with respect to offered securities will be passed upon for the underwriters, dealers or agents, if any, by their counsel.

                                    EXPERTS

     The consolidated financial statements and schedule of Avnet incorporated by reference in this prospectus from Avnet's Annual Report on Form 10-K for the three years in the period ended June 30, 2000 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein by reference in reliance upon the authority of that firm as experts in giving such report.

     The consolidated financial statements of Marshall Industries incorporated by reference in this prospectus from Avnet's Current Report on Form 8-K bearing cover date of October 20, 1999, for the fiscal years ended May 31, 1999, 1998 and 1997 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein by reference in reliance upon the authority of that firm as experts in giving such report.

                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is a part of a registration statement on Form S-3, Registration No. 333-39530, which Avnet filed with the Securities and Exchange Commission under the Securities Act of 1933. We refer you to this registration statement for further information concerning Avnet and any offering of securities.

     Avnet files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (Commission File Number 1-4224). These filings contain important information which does not appear in this prospectus. For further information about Avnet, you may obtain these filings over the internet at the SEC's web site at http://www.sec.gov. You may also read and copy these filings at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330, and may obtain copies of Avnet's filings from the public reference room by calling
(202) 942-8090.

     The SEC allows Avnet to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to other documents which Avnet has filed or will file with the SEC. We are incorporating by reference in this prospectus

     - Avnet's Annual Report on Form 10-K for the fiscal year ended June 30,
       2000,

     - Avnet's Current Reports on Form 8-K bearing cover dates of October 20, 1999, July 11, 2000, August 7, 2000, September 25, 2000, and September 27, 2000, and

     - The description of Avnet's common stock which appears in Avnet's Registration Statement for the registration of the common stock under
       Section 12(b) of the Securities Exchange Act of 1934, including any amendment or report filed to update this description.

     All documents which Avnet has filed or will file with the SEC pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the reports listed above and before the termination of this offering of Avnet's securities will be deemed to be incorporated by reference in this prospectus and to be a part of it from the filing dates of such documents. Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above listed documents.

     We shall provide you without charge, upon your written or oral request, a copy of the indenture, any warrant agreement or other agreement relating to Avnet's securities offered in this prospectus, and any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to the Corporate Secretary, Avnet, Inc., 2211 South 47th Street, Phoenix, Arizona 85034 (Telephone 480-643-2000).

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  [AVNET LOGO]

                         $

                                  AVNET, INC.
                                % NOTES DUE 200

                ------------------------------------------------

                             PROSPECTUS SUPPLEMENT
                ------------------------------------------------

                              MERRILL LYNCH & CO.
                         BANC OF AMERICA SECURITIES LLC
                             CHASE SECURITIES INC.
                             ABN AMRO INCORPORATED
                         BANC ONE CAPITAL MARKETS, INC.
                          FIRST UNION SECURITIES, INC.
                             FLEET SECURITIES, INC.

                                            , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------